UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

46520M204

(CUSIP Number)

Mr André Silverio Marques

EQS Group AG

Karlstrasse 47

Munich, Germany 80333

Telephone: +49 (0)89 210 298 0

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EQS Group AG, a German Stock Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 291,712
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 291,712
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,712
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23 (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based upon 4,034,190 shares of common stock outstanding as of August 27, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2018.

CUSIP No. 46520M204	13D	Page 3 of 4 Pages

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D previously filed by EQS Group AG (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on August 25, 2017, as amended by Amendment No. 1, filed on September 11, 2017, and as further amended by Amendment No. 2, filed on September 26, 2017 (“Amendment No. 2” and as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Issuer Direct Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 500 Perimeter Park Drive, Suite D, Morrisville NC 27560.

Unless otherwise indicated, all capitalized terms in this Amendment No. 3 have the meanings set forth for such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 3 does not supplement, restate, amend or modify any of the information previously reported in the Schedule 13D.

This Amendment is being filed due to a decrease in the percentage of the Reporting Person’s ownership resulting from an increase in the Issuer’s outstanding shares of Common Stock.

Item 4. Purpose of Transaction

On August 27, 2018, the Issuer reported that the Issuer has entered into an Underwriting Agreement (the “Underwriting Agreement”) on August 17, 2018 with Northland Securities, Inc. (the “Underwriter”), relating to the issuance and sale of 806,451 shares (the “Initial Shares”) of the Common Stock, at a price to the public of $15.50 per share. In addition, the Issuer granted the Underwriter a 30-day option to purchase up to an additional 120,967 shares of its Common Stock to cover over-allotments (the “Additional Shares”). On August 27, 2018, the Issuer further reported that on August 21, 2018, the Issuer completed the issuance and sale of the Initial Shares. On August 23, 2018, the Underwriter notified the Issuer of its intention to exercise its over-allotment option to purchase the Additional Shares. On August 27, 2018, the Issuer completed the issuance and sale of the Additional Shares.

Following the issuance and sale of the Initial Shares and Additional Shares, the Issuer reported on August 27, 2018 to have 4,034,190 shares of Common Stock outstanding.

As a result of such issuances, the percentage ownership beneficially owned by the Reporting Person decreased by an amount greater than 1%.

Item 5. Interest in Securities of the Issuer

(a)-(c) As of August 27, 2018, the Issuer had 4,034,190 shares of Common Stock outstanding. Based upon the foregoing, as of August 27, 2018, the Reporting Person may be deemed to beneficially own 291,712, representing approximately 7.23% of the 4,034,190 shares of Common Stock issued and outstanding as of August 27, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the Commission on August 27, 2018. The Reporting Person may be deemed to have sole voting and dispositive power with respect to 291,712 shares of the Issuer’s Common Stock.

Except as described herein, there have been no other transactions by the Reporting Person in the Common Stock during the past 60 days.

CUSIP No. 46520M204	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQS Group AG

Dated: November 9, 2018	By:	/s/ Andre Silverio Marques
Andre Silverio Marques
Chief Financial Officer